

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

February 17, 2006

Mr. Bruce D. Hansen
Senior Vice President and Chief Financial Officer
Newmont Mining Corporation
1700 Lincoln Street
Denver, Colorado 80203

> **Re: Newmont Mining Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2004**
> **Filed March 15, 2005**
> **Response Letter Dated January 20, 2006**
> **File No. 1-31240**

Dear Mr. Hansen:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2004

Exploration, page 5

1.   We note in your response to our prior comment number one, that you have included reserve adjustments attributable to changes in gold price as a component of additions attributable to the Exploration Segment. Please tell us why you believe reserve adjustments stemming from changes in gold price and foreign exchange rates should be attributed to the Exploration Segment. Also, please tell us and disclose the impact foreign exchange rates had on your reserves. Please clarify to us where foreign exchange rate adjustments are captured in the reconciliation you provided.

2.   Please expand the detail of the "Additions attributable to the Exploration Segment" described in your proposed disclosure to provide investors with an understanding of the nature of additions. Please provide specific and separate line item disclosure of additions attributable to the change in gold price, foreign currency exchange movements, and the quantities attributable to brownfields or "near-mine" exploration.

3.   Regarding the mineralized material that was previously uneconomic for reserve classification, please tell us if these quantities were valued in your original purchase price allocation as being mineralized material beyond proven and probable reserves.

Properties

        Investment Interests, page 36

4.   We have reviewed your response to prior comment number two. Please explain how your conclusions reached during 2004 regarding the other than temporary impairment of your investment in Kinross Gold Corporation were incorporated or considered in your assumptions used to determine the fair value of your Merchant Banking Reporting Unit. Please expand your disclosure to also explain this.

  Management's Discussion and Analysis of Consolidated Financial Condition and Results of Operations

        Critical Accounting Policies

        Exploration Segment Goodwill, page 54

5.   We note your proposed amended disclosure in response to our prior comment number three and believe you should also provide investors with an understanding of how the actual exploration results compared to the valuation assumption. A tabular presentation similar to the one provided in your response would be helpful. In addition, it would be helpful if you provided investors with indicative information including the model quantity assumption for the next fiscal year.

6.   We have reviewed your response to prior comment numbers three and four. Please expand your proposed disclosure to explain in greater detail why reserve additions resulting from around mine exploration activities are not considered in determining the fair value of the mine to which they appear to be more closely related. Additionally, explain how reserve additions that are the result of mine

development and production activities are considered in your determination of the fair value of the reporting unit.

7.   In your response to our prior comment number four it appears that although you are adjusting your exploration results for certain quantities previously identified in your purchase accounting allocation, it seems that to some extent you are considering quantities resulting from brownfields exploration in the results of the exploration reporting unit. It is unclear why this is the case. Please tell us why these quantities were not included in your original purchase price allocation as mineralized material having value beyond proven and probable reserves. Please refer to EITF 04-3.

8.   We have reviewed your response to prior comment number five and six. Please expand your disclosure to explain how your exploration efforts are managed to more clearly explain why around mine exploration results are more closely the result of your exploration reposting group's efforts rather than that of the mine site and its mine management's efforts. Address factors such as your organizational structure, budget allocations, compensation arrangements and other factors to support your conclusion that the around mine explorations operations are discrete from the mine operations.

9.   We note your response to our prior comment numbers five and eight. It appears from your responses that the near-mine exploration staff report directly to the mine managers. It also appears that the input provided to the near-mine exploration efforts by the exploration staff at corporate is high level budgetary and strategic oversight. Please clarify if any substantive, value-added day-to-day near mine exploration activities are managed at the corporate level you describe. It is unclear to us how the exploration dynamics that exist in a mining environment can be centrally controlled. In addition, please tell us who determines the compensation and evaluates performance of the near-mine exploration staff.

10.   Please modify your disclosures to include your definitions of near-mine (i.e. brownfields) exploration and greenfields exploration that you provided in your response.

11.   We note your response to our prior comment number nine that indicates you have adjusted your discount rate assumption from a "nominal" rate to a "real" discount rate. Please refer to paragraph 34 of SFAS 142, and tell us why this change results in a consistent application of methodology.

12.   In addition, we note your qualitative adjustment described as the "Unsystematic risk factor". Please tell us all elements that you believe comprise this risk factor

and how it is determined. It is unclear if this factor is based on a model of risk build-up of multiple elements or some other approach.

13.   We note your response to our prior comment number ten. It remains unclear to us how your belief that a sustained period of three years in which the results of the exploration segment fall short of key assumptions is necessary before the exploration segment goodwill might be impaired is consistent with the requirements of SFAS 142. Please tell us why a single year's performance or other triggering events are not an indicator of possible impairment. Please refer to paragraphs 26-29 of SFAS 142.

14.   Please expand your disclosure on page 54 to explain, if true, that you have assumed that substantially all of the fair value of the exploration reporting unit is derived from its terminal value. Also explain how the timing of exploration efforts, cash out flows, and eventual cash inflows impact the fair value of the reporting unit.

Exploration Group Valuation

15.   We have reviewed the December 31, 2004 valuation reports you provided as part of your response. It appears that your methodology for valuing your exploration and merchant banking reporting units for purposes of goodwill impairment testing has changed from your valuations prepared in support of your original purchase price allocation. Please tell us why this is the case and why your current methodology of determining fair value is preferable.

16.   We note various significant changes in assumptions for your exploration reporting unit, between your valuation reports dated February 2003 and February 2005. Please address each change identified below and the reason you believe the change of assumption was warranted:

  • Change in discount rate from 15% to 8%
  • Change in discount rate from nominal to real terms
  • A terminal value assumption in 2005. Not previously assumed in 2003.
  • Time lag from discovery to production from zero to seven years.

17.   We note your terminal value growth rate assumption that assumes growth in perpetuity at a rate of 5%. Please tell us how this assumption compares to your historical compound annual growth rate for the exploration reporting unit. Please tell us why the company's overall growth rate is a basis for and correlates to the exploration reporting unit's growth rate in perpetuity.

18.   We note in the Exploration Group valuation report as of 12/31/2004 on Exhibit page A.3, that you have used an amount for capital expenditures that differs from the amount depicted on Exhibit page A.2 in the terminal year. Please tell us why the capital expenditure value is different.

<u>Closing Comments</u>

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Kevin Stertzel at (202) 551-3723, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief